UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 8-K

CURRENT REPORT
Pursuant to Section 13 OR 15(d) of The Securities Exchange Act of 1934

Date of Report (Date of earliest event reported): May 13, 2009

PORTLAND GENERAL ELECTRIC COMPANY
(Exact name of registrant as specified in its charter)

Oregon	**1-5532-99**	**93-0256820**
(State or other jurisdiction of incorporation)	(Commission File Number)	(I.R.S. Employer Identification No.)

121 SW Salmon Street, Portland, Oregon 97204
(Address of principal executive offices, including zip code)

Registrant's telephone number, including area code: **(503) 464-8000**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions:

[ ]   Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

[ ]   Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

[ ]   Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

[ ]   Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

Item 5.03 Amendments to Articles of Incorporation or Bylaws;
              Change in Fiscal Year.

On May 13, 2009, the Board of Directors of Portland General Electric Company (Company) adopted an amendment to the Company's bylaws, effective on such date. The amendment adds the following provision as Section 9.3 of Article IX:

> 9.3   Signatures. For purposes of any provision of these Bylaws, or any other
> document or instrument that requires or contemplates the signature of a director,
> unless otherwise required by law, the terms "signs" or "signed," or any similar term,
> shall include any manual, facsimile, conformed or electronic signature.

A copy of the Sixth Amended and Restated Bylaws is filed as Exhibit 3.1 to this Current Report on Form 8-K and is incorporated herein by reference.

Item 9.01 Financial Statements and Exhibits.

(d)   Exhibits

Exhibit	Description
(3)	**Articles of Incorporation and Bylaws**
3.1	Sixth Amended and Restated Bylaws of Portland General Electric Company, as amended on May 13, 2009

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

<u>PORTLAND GENERAL ELECTRIC COMPANY</u>
(Registrant)

Date: _____May 14, 2009_____   By: _____Maria M. Pope_____
                                                  Maria M. Pope
                                             Senior Vice President, Chief
                                             Financial Officer and Treasurer